VSE Corporation
2550 Huntington Avenue
Alexandria, VA 22303

                                                                August 23, 2007

VIA EDGAR, FACSIMILE AND FEDERAL EXPRESS
----------------------------------------

John Cash
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010


Re: VSE Corporation
    Form 10-K for the fiscal year ended December 31, 2006 filed March 5, 2007 Form 10-Q for the fiscal quarter ended June 30, 2007 filed August 1, 2007 Form 8-K filed June 8, 2007


Dear Mr. Cash:

This letter responds to your letter dated July 27, 2007 which provided the staff's comments on the subject filings. For your convenience, the comments are reproduced below followed by our responses.


Form 10-K for the Fiscal Year Ended December 31, 2006
-----------------------------------------------------
Management's Discussion and Analysis, page 16
---------------------------------------------
Results of Operations - Segment Operating Results, page 27
----------------------------------------------------------
     1. In note 15 to the financial statements you state that "the company evaluates segment performance based on consolidated revenues and profits and losses from operations before income taxes." However, in your discussion of segment operating results, you analyze your results down to the gross profit line and exclude a discussion of the changes in selling, general & administrative expenses and interest income or expense. In this regard, please revise future filing to include a discussion of the line items that comprise your segments profits and losses from operations before income taxes.

Response: VSE's Form 10-Q for the quarter ended June 30, 2007 filed August 1, 2007, included a discussion of the line items that comprise our segment profits from operations before income taxes. All future filings will also include this discussion.


Item 9A - Controls and Procedures, page 55
------------------------------------------

     2. We note that your disclosure controls and procedures are "effective." However, your disclosure does not provide the full definition of "disclosure controls and procedures" as defined in Exchange Act Rule 13a-15(e). Please confirm to us that your disclosure controls and procedures are also effective with respect to controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Act are accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. In addition, please revise your future filing to state the full definition of disclosure controls and procedures. Alternatively, you may simply state that your disclosure controls and procedures are effective or ineffective. This comment also applies to Item 4 of your Form 10-Q for the interim period ended March 31, 2007.


Response: For the Form 10-K for the fiscal year ended December 31, 2006 and the Form 10-Q for the quarter ended March 31, 2007, our disclosure controls and procedures are effective with respect to controls and procedures designed to ensure that information required to be disclosed by VSE in the reports that we file or submit under the Exchange Act are accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. VSE's Form 10-Q for the quarter ended June 30, 2007 filed August 1, 2007, includes the full definition of "disclosure controls and procedures" as defined in Exchange Act Rule 13a-15(e). Our future Forms 10-K and 10-Q filings will include the full definition of "disclosure controls and procedures" as defined in Exchange Act Rule 13a-15(e).


Exhibit 31 - Section 302 Certifications
---------------------------------------

     3. We note the following changes to the content of your section 302 certifications:

         * the introduction which identifies the certifying individual, includes that individual's title, which is not required as the certifying officer is signing the certificate in a personal capacity; and

         * paragraphs 2, 3, 4, and 5 replace the word "report" with "annual report" (or "quarterly report" in the case of your Form 10-Q for the Fiscal Quarter Ended March 31, 2007).

     In your future annual and quarterly filings, please provide your certifications using the exact language as provided in Item 601(b)(31)(i) of regulation S-K.

Response: The section 302 certifications of our Form 10-Q for the quarter ended June 30, 2007 filed August 1, 2007, included the exact language as provided in
Item 601(b)(31)(i) of regulation S-K. The titles of the certifying officers have been removed from the certification. Paragraphs 2, 3, 4 and 5 have the word "report" instead of "quarterly report."


The section 302 certifications for our future Forms 10-K and 10-Q filings will include the exact language as provided in Item 601(b)(31)(i) of Regulation S-K.


Form 8-K Filed June 8, 2007
---------------------------

     4. Please demonstrate to us how you determined that the audited financial statements and pro forma financial statements were not required to be filed under Item 9.01 of Form 8-K for your acquisition on June 4, 2007 of Integrated Concepts and Research Corporation.

Response: After additional review, we have reconfirmed that financial statements and pro forma financial statements are not required under Item 9.01 of Form 8-K for our acquisition on June 4, 2007 of Integrated Concepts and Research Corporation ("ICRC"). Our conclusion and related disclosure in our Form 8-K filed on June 8, 2007 that such financial statements were not required was based on the financial statements of ICRC for its fiscal year ended March 31, 2007. Such analysis reflects that the acquisition of ICRC did not satisfy any of the
three conditions that would require the filing of financial statements.   ICRC's
pretax income from continuing operations of $2.363 million for the fiscal year ended March 31, 2007 is less than 20% of VSE's pretax income of $12.489 million for the fiscal year ended December 31, 2006. VSE's investment in ICRC of $17.343 million is less than 20% of VSE's total assets of $98.535 million as of December 31, 2006. ICRC's total assets of $8.859 million as of March 31, 2007 are less than 20% of VSE's total assets of $98.535 million as of December 31, 2006.


VSE understands and acknowledges that:

         * the company is responsible for the adequacy and accuracy of the disclosure in its filings;

         * staff comments or changes to the disclosures made in response to staff comments do not foreclose the Commission from taking any action with respect to the filing: and

         * the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


If you have any questions about the above responses, please call me at 703-329-4263.


Sincerely,
VSE Corporation


/s/ Thomas R. Loftus
-----------------------------
Thomas R. Loftus
Executive Vice President and
Chief Financial Officer